Exhibit 24.1


                          Independent Auditors' Consent



We consent to the use of our report dated August 30, 2001 on the financial statements of National Healthcare Financial Services, Inc. as of June 30, 2001 included herein on the registration statement of National Healthcare Financial Services, Inc. on Form SB-2, as amended and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated August 30, 2001 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 9, 2002


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